Exhibit 99.8

Transactions during the Past 60 Days*

Trade Date	Amount of Shares Sold	Weighted Average Price/Price Per Share ($)	Range of Price ($)
6/10/2015	54,300	3.7393	3.73-3.89
6/11/2015	2,113	3.7039	3.70-3.72
6/12/2015	3,400	3.6243	3.53-3.73
6/15/2015	23,100	3.6368	3.63-3.69
6/16/2015	2,500	3.6368	3.61-3.65
6/17/2015	8,500	3.7339	3.65-3.85
6/18/2015	5,900	3.7131	3.70-3.73
6/19/2015	7,100	3.5377	3.48-3.70
6/22/2015	2,308	3.4897	3.45-3.55
6/23/2015	5,164	3.5411	3.45-3.60
6/24/2015	32,700	3.3726	3.30-3.50

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*These shares were sold in multiple transactions on the open market. Xiangqian Li undertakes to provide the Company or the staff of the SEC, upon request, full information regarding the number of shares sold at each separate price within the range set forth herein.